Security Land & Development Corp.

2816 Washington Road, 103

Augusta, GA 30909

(706) 736-6334

fax (706) 736-6334

September 27, 2007

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N. E.

Washington, DC 20549

RE:                              Security Land and Development Corporation

Form 10-KSB for the period ended September 30, 2006

File No. 0-07865

Dear Sir:

The following is in response to your comments regarding the above filing.

Note 2- Investment Properties

Investment Properties Leased or Held for Lease, page 18

1.                                       “We have reviewed your response to prior comment 1. Your response states that when initially purchased, it was your intent to demolish the building. This seems inconsistent with your accounting for the acquisition at that time. Please clarify why the full purchase price was not allocated to land at the time of acquisition.

2.                                       Your response indicates that you believe that your accounting is consistent with SFAS 67. Please cite the specific section of SFAS 67 that allows for the reclassification of assets six years after the acquisition.”

Since 1982, the Company’s business has generally been to accumulate contiguous tracts of land that could then be combined for development of a large retail property.  The accumulation of tracts of land and the completion of the development can take a number of years due to factors beyond the Company’s control. The Columbia County, Georgia property was purchased with the intent to accumulate contiguous tracts for a large development.  Such development culminated in the year ended September 30, 2006 with the ground lease with Lowe’s. The 18 acre property leased to Lowe’s included a 4.6 acre tract purchased in 2001.   Of the 4.6 acres, approximately $509,000 was allocated to land and $280,000 was allocated to a building that was to be rented while development of the entire 18 acres was in process.   Clearly the building portion of the 4.6 acres was less important strategically than the land on this 4.6 acres and contiguous land. At the time of the demolition of the building, the remaining carrying amount was capitalized as land cost due to the Company’s original intent for the development of the 18 acres.

The period of time to develop the property took longer than hoped for.  However, the after tax impact of recognizing the rental income and depreciation expense during the six years did not have a material impact on any given year.  From 2001 to 2006, the after tax impact on net income ranged from approximately $1,300 to $20,200 which we believe to be immaterial to the financial statements. In each of those years the impact on net income was less than one percent as percentage of both total assets and equity. Also, the impact on earnings per share was less than one cent per share thus EPS was correctly stated. (Please see attached spread sheeT.)

Under GAAP, the appropriate treatment would have been to initially record the entire amount to land given our intent and then recognize the rent income as a credit against the land basis.    If that methodology had been followed, after tax net income over the six year period would have been $77,431 less than reported.  We believe the $77,431 to be immaterial to the financial statements taken as a whole. Please refer to the enclosed spreadsheet recapping the rental income and depreciation by year. Also included is the effect by year on EPS and net income as a percentage of total assets and equity.

If the 4.6 acres when originally purchased had been recorded as land and accounted for as in the paragraph above, the impact of recording in the manner done would be immaterial in our opinion and the reclassification in 2006 resulted in the building being recorded as land as it should have been initially.

Furthermore at this time we do not have any other property under development that has not been accounted for in accordance with SFAS 67.

Exhibit 31.1

3.                                       “We have reviewed the revisions made to your certifications in response to prior comment 2 and reissue our comment in its entirety. Departures from the form currently set forth in Item 601(b)(31) of Regulation S-B include…

4.                                       When amending the certifications the entire document needs to be amended. Please file a Form 10KSB/A that includes all of the items in the original 10KSB.”

Enclosed is the revised Exhibit 31.1, Certifications to be filed with the 10KSB/A which we will file upon resolution of your concerns in your comments 1 and 2.

In connection with the above response to your comments we acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response to your comments addresses your concerns and will be in compliance with the applicable disclosure requirements.

Sincerely,

/s/ T. Greenlee Flanagin
T. Greenlee Flanagin
President
Chief Executive Officer and
Chief Financial Officer

EXHIBIT 31.1

CERTIFICATIONS

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, T. Greenlee Flanagin, President and Chief Executive Officer, certify that:

1.  I have reviewed this annual report on Form 10-KSB of Security Land and Development Corporation;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4.  The small business issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the small business issuer and  have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)  Omitted;

c)  Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

d)  Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s fourth fiscal quarter that has materially affected , or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.  The small business issuer’s other certifying officers and I have disclosed, based on our most recent evaluation, to the small issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies and material weaknesses in the design or operation of internal controls which could adversely affect the small business issuer’s ability to record, process, summarize and report financial data and have identified for the small business issuer’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls.

Date: September 27,  2007

/s/ T. Greenlee Flanagin
T. Greenlee Flanagin

President Chief Executive Officer and Chief Financial Officer

Security Land & Development

Evans Property Analysis

	AS ORIGINALLY ACCOUNTED FOR
Year End	Rents	Depreciation	Pretax net income	Estimated 31% rate	Net income	Net income per share	Net income as a % of Assets	Net income as a % of Equity	Land	Building, net
									508,887	280,000
2001	21,675	7,671	14,004	4,341	9,663	0.0018	0.14%	0.38%	508,887	272,329
2002	32,559	7,671	24,888	7,715	17,173	0.0033	0.24%	0.66%	508,887	264,658
2003	34,957	7,671	27,286	8,459	18,827	0.0036	0.27%	0.71%	508,887	256,987
2004	36,925	7,671	29,254	9,069	20,185	0.0038	0.28%	0.67%	508,887	249,316
2005	22,619	7,671	14,948	4,634	10,314	0.0020	0.15%	0.34%	508,887	241,645
2006	6,625	4,786	1,839	570	1,269	0.0002	0.02%	0.04%	508,887	236,859
					77,431

	AS ACCOUNTED FOR UNDER ALTERNATIVE TREATMENT
Year End	Rents	Depreciation	Pretax net income	Land	Building, net
				788,887	—
2001	—	—	—	767,212	—
2002	—	—	—	734,653	—
2003	—	—	—	699,696	—
2004	—	—	—	662,771	—
2005	—	—	—	640,152	—
2006	—	—	—	633,527	—
		Combined basis under alternative treatment:			$633,527

Combined basis as originally accounted for:	$745,746

Pre Tax Difference between the two methods:	$112,219

Income before taxes recognized over the six year period:	$112,219

Net income recognized over the six year period	$77,431